December 28, 2006

Mail Stop 4561

Hans E. Vanden Noort
Senior Vice President and Chief Accounting Officer
Rayonier Inc.
50 North Laura Street
Jacksonville, FL 32202

> **Re: Rayonier Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Forms 10-Q for the quarters ended March 31, June 30 and**
> **September 30, 2006**
> **Filed 3/3/06**
> **File No. 1-06780**

Dear Mr. Vanden Noort:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Data, page 17

1.   We note that you calculated return on equity and return on capital using income from continuing operations, adjusted for certain unusual or infrequent items. Since the performance ratios are not based upon financial measures calculated in accordance with GAAP, they are considered non-GAAP measures and subject to Item 10(e)(1)(i) of Regulation S-K. To the extent that return on equity and return

on capital are presented in future filings, please calculate them using the appropriate unadjusted GAAP measures or include 1) a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP, 2) a statement disclosing the reasons why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations and 3) a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure.

<u>Consolidated Statements of Income and Comprehensive Income, page F-4</u>

2.   Please tell us and disclose in future filings what is included in other operating (income) expense, net.

<u>Notes to Consolidated Financial Statements, page F-7</u>

<u>Note 2. Summary of Significant Accounting Policies, page F-8</u>

<u>Financial Instruments, page F-10</u>

3.   We note that you have recorded unrealized gains and losses on hedged transactions in other comprehensive income on your balance sheet, which implies that you participate in transactions that qualify as cash flow hedges. In future filings please revise to include the disclosures required by paragraphs 44 and 45(b) of SFAS 133 as they relate to your cash flow hedges, or advise us of the nature of the hedged transactions recorded in accumulated other comprehensive income. Please provide us with a copy of your proposed revisions in your response.

<u>Note 16. Contingencies, page F-30</u>

4.   We note that you are involved in several legal proceedings in which you believe adequate reserves have been provided. In future filings, please disclose the estimate of probable costs that you will incur as a result of the litigation. Refer to paragraph 9 of SFAS 5.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief